Exhibit 99.7

Press Release

VERAXA Biotech Announces Regulatory Progress with its BiTAC®-TCE
Development Plan

Scientific Advice from the German Regulatory Authority supports the biological rationale and proposed development approach for VERAXA’s BiTAC-TCE technology and product candidate, providing an initial de-risking of the development path for this novel therapeutic modality

ZURICH, SWITZERLAND – July 20, 2026 – VERAXA Biotech AG (NASDAQ: VRXA; “VERAXA), an emerging leader in designing novel cancer therapies, today announced that it has received Scientific Advice from the German regulatory authority, the Paul-Ehrlich-Institute (PEI), regarding the underlying biology and proposed non-clinical development plan for its most-advanced development program based on its proprietary BiTAC-TCE technology.

In the PEI’s Scientific Advice procedure, drug developers can consult with regulatory experts on how to best evaluate their new drug candidates with a key focus on safety and tolerability. The advice was given in a meeting in which VERAXA presented the scientific rationale for the BiTAC-TCE mechanism together with its proposed safety assessments and pharmacokinetics strategy. The supportive feedback indicates that the authorities understand the biological concept behind the dual-targeting, conditionally active BiTAC-TCE format, which provides an initial derisking of the development path and greater clarity as the Company advances its BiTAC-TCE program.

“Scientific Advice on the first therapeutic candidate based on a novel platform is an important early validation, and the feedback we received is encouraging,” said Christoph Erkel, Ph.D., Vice President, Research & Development of VERAXA. “It indicates that the regulatory authorities understand the biological rationale behind our BiTAC-TCE technology approach and gives us greater clarity on the development path we have proposed. For our new modality, such early alignment is crucial to make sure that we progress as efficiently as possible towards the clinics.”

Initial data from VERAXA’s most advanced BiTAC-TCE program were presented at the American Association for Cancer Research (AACR) Annual Meeting 2026, in April. In those studies, VERAXA’s BiTAC-TCE candidate performed as intended in vitro and in vivo, attacking cancer cells displaying both target molecules while sparing cells expressing only one of the two targets. The data demonstrated a superior safety profile with matching efficacy compared with a more traditional TCE, pointing to the possibility of a meaningfully improved therapeutic index. The related posters are available on the VERAXA website at www.veraxa.com.

VERAXA Biotech AG / Talacker 35 / CH-8001 Zürich

VERAXA Biotech GmbH / Im Neuenheimer Feld 584 / 69120 Heidelberg

About VERAXA Biotech AG (NASDAQ: VRXA)

At VERAXA, we are building a premier engine for the discovery and development of next-generation antibody-based therapeutics, including bispecific T cell engagers, bispecific ADCs and other innovative formats. Powered by a suite of transformative technologies and guided by rigorous quality-by-design principles, we are rapidly advancing our pipeline of ADCs and proprietary BiTAC formats into clinical development and beyond. VERAXA was founded on scientific breakthroughs made at the European Molecular Biology Laboratory (EMBL), a world-renowned institution known for pioneering life science research and cutting-edge technology.

For regular updates about VERAXA Biotech, visit https://investors.veraxa.com/ or follow us on LinkedIn, X (formerly known as Twitter) and Bluesky.

BiTAC® is a registered trademark of VERAXA Biotech GmbH.

Forward-looking Statements

This press release may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements that address activities, events, or developments that VERAXA Biotech AG (the “Company”) intends, expects, plans, projects, believes, or anticipates will or may occur in the future are forward-looking statements, including with respect to the anticipated timing for clinic development of its pipeline candidates or the likelihood of regulatory approval thereof. Such forward-looking statements are based on current expectations and involve inherent risks and uncertainties, including factors that could delay, divert or change any of them, and could cause actual outcomes and results to differ materially from current expectations. No forward-looking statement can be guaranteed. Forward-looking statements contained on this press release should be evaluated together with the many uncertainties that affect the Company’s business, particularly those identified in the risk factors section of the Company’s registration statement on Form F-4. These documents are available from the Securities and Exchange Commission, the Company website or from Company Investor Relations.

In addition, any information contained in this press release was current as of the date presented and should not be relied upon as representing our estimates as of any subsequent date. While we may elect to update forward-looking statements at some point in the future, we specifically disclaim any obligation to do so, even if our estimates change, whether as a result of new information, future events or otherwise. Consequently, the company will not update the information contained in this press release and investors should not rely upon the information as current or accurate after the presentation date.

VERAXA Biotech AG / Talacker 35 / CH-8001 Zürich

VERAXA Biotech GmbH / Im Neuenheimer Feld 584 / 69120 Heidelberg

Contact

VERAXA Biotech AG – Corporate
Christoph Antz, Ph.D.
Chief Executive Officer, Co-Founder
investors@veraxa.com

For Media and Investors – U.S.
Brandon Weiner
ICR Healthcare
VERAXA@icrhealthcare.com

For Media and Investors – EU
Mario Brkulj
investors@veraxa.com

VERAXA Biotech AG / Talacker 35 / CH-8001 Zürich

VERAXA Biotech GmbH / Im Neuenheimer Feld 584 / 69120 Heidelberg

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